Exhibit 99.2

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of September 30, 2021 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at September 30, 2021

Contents

Page

Interim Unaudited Condensed Consolidated Balance Sheets	F-3

Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6 to F-7

Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-8 to F-9

Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-10 to F-16

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Balance Sheets

		September 30,	December 31,
		2021	2020
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	117,852	105,815
Short-term deposits		87,000	72,000
Trade accounts receivable, net		61,178	41,001
Inventories	5B	56,968	39,736
Other current assets	5C	4,681	3,366

Total current assets		327,679	261,918

Long term deposits		10,000	-
Long term inventory	5B	4,832	4,416
Deferred tax assets		-	482
Other assets, net		119	85
Property, plant and equipment, net	5D	22,414	20,398
Intangible assets, net	5E	590	609

Total non-current assets		37,955	25,990

Total assets		365,634	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		29,784	27,180
Other current liabilities	5F	52,888	30,204

Total current liabilities		82,672	57,384

Long term liabilities
Deferred tax liabilities, net		222	-
Other long-term liabilities		3,507	3,260
Total non-current liabilities		3,729	3,260

Total liabilities		86,401	60,644

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2021 and at December 31, 2020;	3
45,934,072 issued shares at September 30, 2021 and 45,365,354 at December 31, 2020;
43,841,696 shares outstanding at September 30, 2021 and 43,272,978 at December 31, 2020;		172	171
Additional paid-in capital		174,948	170,497
Retained earnings		106,011	58,494
		281,131	229,162
Treasury stock, at cost (2,092,376 as of September 30, 2021 and December 31, 2020)		(1,898)	(1,898)

Total shareholders' equity		279,233	227,264

Total liabilities and shareholders' equity		365,634	287,908

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2021	2020	2021	2020	2020
	Note	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	4	195,488	107,240	70,686	40,061	155,859
Cost of revenues		95,724	57,315	34,893	20,636	82,628

Gross profit		99,764	49,925	35,793	19,425	73,231

Research and development costs		16,774	13,952	5,530	5,068	19,575
Selling, general and
administrative expenses	6A	31,406	21,374	10,118	8,036	31,032
		48,180	35,326	15,648	13,104	50,607

Operating income		51,584	14,599	20,145	6,321	22,624

Financial income, net	6B	911	958	349	307	775

Income from continuing
operations before taxes		52,495	15,557	20,494	6,628	23,399

Income tax expense		(4,978)	(1,445)	(1,989)	(604)	(1,621)

Net income		47,517	14,112	18,505	6,024	21,778

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020
Note	U.S. dollars		U.S. dollars		U.S. dollars

Basic net earnings	1.09	0.36	0.42	0.15	0.55

Diluted net earnings	1.06	0.35	0.41	0.15	0.54

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	43,577	38,957	43,826	39,176	39,383

Diluted	44,627	39,878	44,658	40,066	40,372

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	capital	earnings	capital	equity
	Shares Issued	(in thousands)	U.S. Dollars (in thousands)
Balances at
December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Share-based
compensation
expense	-	-	-	-	1,768	-	1,768
Exercise of share
options and RSUs	382,359	1	-	-	333	-	334
Net income	-	-	-	-	-	8,088	8,088

Balances at
June 30, 2020	41,124,714	158	(2,092,376)	(1,898)	103,428	44,804	146,492

Share-based
compensation
expense	-	-	-	-	1,297	-	1,297
Exercise of share
options and RSUs	179,043	1	-	-	184	-	185
Net income	-	-	-	-	-	6,024	6,024

Balances at
September 30, 2020	41,303,757	159	(2,092,376)	(1,898)	104,909	50,828	153,998

Balances at
December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

Share-based
compensation
expense	-	-	-	-	2,681	-	2,681
Exercise of share
options and RSUs	439,508	1	-	-	205	-	206
Net income	-	-	-	-	-	29,012	29,012

Balances at
June 30, 2021	45,804,862	172	(2,092,376)	(1,898)	173,383	87,506	259,163

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity (cont’d)

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	capital	earnings	capital	equity
	Shares Issued	(in thousands)	U.S. Dollars (in thousands)
Share-based
compensation
expense	-	-	-	-	1,512	-	1,512
Exercise of share
options and RSUs	129,210	*	-	-	53	-	53
Net income	-	-	-	-	-	18,505	18,505

Balances at
September 30, 2021	45,934,072	172	(2,092,376)	(1,898)	174,948	106,011	279,233

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income	47,517	14,112	18,505	6,024	21,778
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	1,982	1,625	704	568	2,234
Deferred tax expense	704	738	36	512	476
Loss on disposal of fixed assets	31	-	-	-	-
Share based compensation expense	4,193	3,065	1,512	1,297	4,235
Change in provision for doubtful debts	(33)	(83)	-	(83)	(87)

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(20,364)	(2,360)	(1,130)	5,748	(9,696)
Inventories	(19,045)	(12,838)	(3,863)	(5,824)	(19,330)
Due from related parties, net	(13)	56	(1)	36	72
Other assets	(1,336)	(146)	(269)	455	(501)
Trade accounts payable	2,379	9,136	(3,661)	(83)	15,661
Other current liabilities	23,110	4,008	4,713	(3,757)	10,686
Liability for employee severance benefits, net	7	110	(36)	64	224

Net cash provided by operating activities	39,132	17,423	16,510	4,957	25,752

Cash flows from investing activities:
Release from (investment in) short-term deposits	(15,000)	(28,500)	22,000	(11,000)	(20,500)
Investment in long-term deposits	(10,000)	-	-	-	-
Purchase of fixed assets	(2,514)	(1,390)	(1,246)	(615)	(2,410)
Purchase of intangible assets	(60)	(196)	(15)	(70)	(216)

Net cash provided by (used in) investing activities	(27,574)	(30,086)	20,739	(11,685)	(23,126)

Cash flows from financing activities:
Share issuance, net	-	-	-	-	64,288
Proceeds from exercise of share options	259	519	53	185	629

Net cash provided by financing activities	259	519	53	185	64,917
Effect of change in exchange rate on cash and cash equivalents	220	139	211	116	225

Net increase (decrease) in cash and cash
equivalents	12,037	(12,005)	37,513	(6,427)	67,768
Cash and cash equivalents at beginning of
the period	105,815	38,047	80,339	32,469	38,047

Cash and cash equivalents at end of the
period	117,852	26,042	117,852	26,042	105,815

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Supplementary cash flows information:
Income taxes paid	197	308	44	97	546
Interest received	785	825	386	382	1,420
Lease payments	699	780	218	250	1,025

Non-cash transactions:
Fixed assets purchased with supplier credit	81	152	81	152	159

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 20.9% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.9% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange.

B.
As detailed in the annual financial statements as of December 31, 2020, since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. As such, the Company has been able to deliver most of its orders on time and the impact of the Covid-19 pandemic on the its business activity has not been significant.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2020 annual audited consolidated financial statement for the year ended December 31, 2020.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine-month periods ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or for any other future period.

B.          Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance became effective in the first quarter of 2021 on a prospective basis. The adoption of this guidance has not had a material impact on the Company’s consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          Changes in Stock Options and RSUs

The number of stock options exercised in the three-month and nine-months period ended September 30, 2021, was 12,001 and 71,372, respectively. The number of restricted share units (RSUs) vested in the three-month and nine-month periods ended September 30, 2021, was 117,209 and 497,346, respectively.

B.          Share-based Compensation Expense

In the first nine months of 2021, 191,842 RSUs and 5,704 stock options were granted by the Company.  The RSUs and stock options vest over a four-year period.

The total share-based compensation expense amounted to $4,193, $3,065, $1,512, $1,297 and $4,235 for the nine-month periods ended September 30, 2021 and 2020, the three-month periods ended September 30, 2021 and 2020 and the year ended December 31, 2020, respectively.

Note 4 – Revenue Recognition

Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Asia Pacific	167,157	97,317	57,812	35,403	137,555
United States	15,268	4,425	6,441	1,167	9,847
Europe	13,063	5,498	6,433	3,491	8,457

	195,488	107,240	70,686	40,061	155,859

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at September 30, 2021 and December 31, 2020 is denominated in the following currencies:

	September 30,	December 31,
	2021	2020
	U.S. Dollars

US Dollars	107,887	102,669
New Israeli Shekels	8,754	1,542
Euro	507	570
Other currencies	704	1,034

	117,852	105,815

B.          Inventories

	September 30,	December 31,
	2021	2020
	U.S. Dollars

Components	31,256	19,630
Work in process	10,350	10,123
Finished products (including systems at customer locations not yet sold)	20,194	14,399

	61,800	44,152

Inventories are presented in:

	September 30,	December 31,
	2021	2020
	U.S. Dollars

Current assets	56,968	39,736
Non-current assets	4,832	4,416

	61,800	44,152

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	September 30,	December 31,
	2021	2020
	U.S. Dollars

Prepaid expenses	1,973	455
Due from Government institutions	1,739	1,967
Income tax receivables	324	302
Interest receivable	268	207
Deposits for operating leases	189	195
Other	188	240

	4,681	3,366

D.          Property, Plant and Equipment, Net

	September 30,	December, 31
	2021	2020
	U.S. Dollars

Land	863	863
Building	14,698	14,438
Machinery and equipment	13,170	11,260
Office furniture and equipment	841	785
Computer equipment and software	5,130	4,760
Automobiles	479	263
Leasehold improvements	1,120	630
Right of use assets	3,376	3,014
	39,677	36,013

Less accumulated depreciation	17,263	15,615

	22,414	20,398

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	September 30,	December 31,
	2021	2020
	U.S. Dollars

Patent registration costs	1,987	1,927

Accumulated amortization	1,397	1,318

Total intangible assets, net	590	609

F.          Other Current Liabilities

	September 30,	December 31,
	2021	2020
	U.S. Dollars

Commissions	15,770	7,965
Advances from customers and deferred revenues	14,887	6,155
Accrued employee compensation and related benefits	10,643	9,698
Government institutions and income tax payable	4,910	752
Accrued warranty costs	3,549	2,328
Accrued expenses	2,493	2,570
Operating lease obligations	636	736

	52,888	30,204

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 6 - Statements of Operations

A.	Selling, general and administrative expenses

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Selling (1)	24,451	15,397	7,816	5,846	22,969
General and administrative	6,955	5,977	2,302	2,190	8,063

	31,406	21,374	10,118	8,036	31,032
(1) Including shipping and handling costs	1,274	1,694	434	557	2,356

B.          Financial income (expenses), net

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Interest income	900	1,047	339	318	1,281
Other, net (1)	11	(89)	10	(11)	(506)

	911	958	349	307	775
(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	228	13	77	34	(351)